SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

May 17, 2023

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips announces exchange ratio for 2022 dividend", dated May 17, 2023.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on May 17, 2023.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Press information

May 17, 2023

Philips announces exchange ratio for 2022 dividend

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG; AEX: PHIA) today announced that the exchange ratio for the dividend for the year 2022 is 1 new common share for every 22.3906 existing common shares. This ratio was based on the volume weighted average price on Euronext Amsterdam of May 11, 12 and 15, 2023, of EUR 19.0020 and was calculated in a manner that the gross dividend in shares will be approximately equal to EUR 0.85. As a result, Philips will issue a total number of 39,334,938 new common shares.

Distribution of the dividend with delivery of new common shares and settlement of any fractions in cash, will take place from May 18, 2023. Upon distribution, the total issued share capital will amount to EUR 185,730,004, representing 928,650,020 common shares.

Before the end of the year, Philips expects to cancel a total of 15,134,054 shares. The shares to be cancelled include treasury shares already held and shares yet to be acquired in the course of 2023 through the settlement of forward contracts entered into as part of the EUR 1.5 billion share repurchase program for capital reduction purposes, as announced on July 26, 2021. More information is available via this link.

For further information, please contact:

Elco van Groningen
Philips Global Press Office
Tel.: +31 6 8103 9584
E-mail: elco.van.groningen@philips.com

Derya Guzel
Philips Investor Relations
Tel.: +31 20 59 77055
E-mail: derya.guzel@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people's health and well-being through meaningful innovation. Philips’ patient- and people-centric innovation leverages advanced technology and deep clinical and consumer insights to deliver personal health solutions for consumers and professional health solutions for healthcare providers and their patients in the hospital and the home. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, ultrasound, image-guided therapy, monitoring and enterprise informatics, as well as in personal health. Philips generated 2022 sales of EUR 17.8 billion and employs approximately 74,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

Forward-looking statements
This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.